[Letterhead of Arnold & Porter LLP]
February 1, 2011
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
100 F. Street, N.E.
Washington, D.C. 20549
Attention: International Corporate Finance
Ellie Bavaria
     Re:  Republic of Turkey Registration Statement No. 333-170922
Ladies and Gentlemen:
     On behalf of the Republic of Turkey (the “Republic”), we hereby request that the effectiveness of the Republic’s Registration Statement No. 333-170922 be accelerated to 9:00 a.m., Thursday, February 3, 2011 or as soon thereafter as possible.
     Please call the undersigned at (212) 715-1140, should you require any additional information or have any questions.
     Thank you.

Sincerely,
/s/ Steven G. Tepper
Steven G. Tepper